Exhibit 99.1

 Enthusiast Gaming Collaborates with Nielsen to Verify Esports Audience

Company to Utilize Nielsen Study in Direct Sales Process

TORONTO, Aug. 31, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, has collaborated with Nielsen (NYSE:NLSN), the global leading source for media and sports measurement, on an innovative new study to measure the total social reach and Twitch viewership of Enthusiast Gaming’s Luminosity Gaming esports audience.

Enthusiast Gaming's mix of web and video media properties and esports teams provide an opportunity for brands to reach and engage with Millennial and Gen Z audiences. Measurement of the esports segment of this audience by Nielsen completes independent third-party verification and assessment of the Company's entire platform and provides brands with trusted data for partnership decisions.

Enthusiast Gaming commissioned Nielsen to perform the custom study of Luminosity Gaming for the period of July 1 - July 31, 2021. Select results from the study of Luminosity Gaming and its roster of influencers were as follows:

•	Luminosity Gaming reaches over 132 million followers across all social platforms globally;
•	Surpassed 1 billion all time views globally on Twitch;
•	Luminosity Gaming maintained the No. 1 position for hours watched during the period of the study on Twitch globally; and,
•	Ranked No. 1 during the period of the study for average concurrent viewers and peak concurrent viewers, key metrics for comparing to traditional television and sports, and commonly used metrics by brands and advertisers.

“We believe Nielsen’s research proves that Luminosity’s streamers, gamers, and creators are some of the most-watched gaming personalities in the world,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We’re pleased to engage Nielsen to provide trusted measurement for this segment of our audience. Combined with our top-ranked digital media properties, this is further confirmation that we offer the largest integrated platform for brands to reach the rapidly-growing gamer demographic at scale.”

Data for the top five ranked teams based on concurrent viewers is as follows:

Team	Avg CCV	Peak CCV
Luminosity	29,800	133,417
Team 2	22,353	88,333
Team 3	19,790	106,460
Team 4	15,554	54,384
Team 5	14,261	82,858

Source: Nielsen Sports, custom study commissioned by Enthusiast Gaming, July 2021

The Company will utilize the Nielsen study and its findings in its direct sales process.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted Gen Z and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Nielsen

Nielsen Holdings plc (NYSE: NLSN) is a leading global data and analytics company that provides a holistic and objective understanding of the media industry. With offerings spanning audience measurement, audience outcomes and content, Nielsen offers its clients and partners simple solutions to complex questions and optimizes the value of their investments and growth strategies. It is the only company that can offer de-duplicated cross-media audience measurement. Audience is Everything™ to Nielsen and its clients, and Nielsen is committed to ensuring that every voice counts.

An S&P 500 company, Nielsen offers measurement and analytics service in nearly 60 countries. Learn more at www.nielsen.com or www.nielsen.com/investors and connect with us on Twitter, LinkedIn, Facebook and Instagram.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s direct sales strategy, and the anticipated growth of the Company’s target audience.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.